Exhibit 99.1

Link Motion Provides Update on Filing of Form 20-F

BEIJING – May 15, 2018 – Link Motion Inc., (NYSE: LKM), a leading smart car and smart ride company, today provided an update on the filing of its 2017 annual report on Form 20-F (the “2017 20-F”) as well as its previously issued unaudited financial statements for the relevant periods in 2016 including the entire financial year of 2016, each of the periods in 2017 including the entire financial year of 2017, and the audited financial statements for 2016 in its 2016 annual report on Form 20-F (the “2016 20-F”).

During the final preparation of its 2017 20-F, the Company’s management identified an error regarding the classification of RMB512 million of its term deposits ("Term Deposits") and notified the Audit Committee and Marcum Bernstein & Pinchuk LLP, its independent accountant of this identified error. Management also identified that certain agreements related to the Term Deposits, such as a joint custodian agreement, pledge agreement and the related personal bank loan agreements for Dr. Shi should have been disclosed and the Term Deposits should have been classified as restricted in the Company’s audited financial statements as of and for the year ended 2016. The management team began a comprehensive review process in order to make necessary adjustments and any required disclosures.

These identified term deposits consist of (i) RMB72 million related to a foreign currency-related loan with China Merchants Bank which was previously disclosed in the Company’s 2016 20-F and (ii) RMB440 million exclusively related to Dr. Shi’s initial 50% payment in consideration for his purchase of 22% of the equity interests in FL Mobile Jiutian Technology Co., Ltd. (or “FL Mobile”). These term deposits were disclosed in the previously issued financial statements for the periods ended in FYQ3 2016, FYQ4 & Full Year 2016, 2016 20-F, and each of the periods in 2017 including entire financial year of 2017 as non-restricted.

As part of the comprehensive review process, the Company has thus far identified the following potential inaccuracies related to the above-mentioned factors: (i) the proper classification of RMB512 million of Term Deposits resulting in the overstatement of term deposits and understatement of restricted term deposits (ii) the accurate disclosures associated with the Term Deposits (iii) the proper accounting of and accurate disclosures about the RMB113.2 million payment to Dr. Shi concerning the reversal of the 5.66% equity in FL Mobile and (iv) other associated accounting treatments and disclosure resulting from the agreements related to the Term Deposits, such as a joint custodian agreement, a pledge agreement and the related personal bank loan agreements for Dr. Shi.

As a result of these errors and until the comprehensive review process is completed with the accurate restatements and disclosures, the Company determined on May 15, 2018 with its Audit Committee that the previously issued financial statements for the periods ending in FYQ2 2016, FYQ3 2016, FYQ4 & Full Year 2016, the 2016 20-F, and the unaudited financials released in each of the periods in 2017 including the entire financial year of 2017 should no longer be relied upon. This includes its 2016 20-F filed on April 26, 2017; the press releases and associated 6k’s filed on August 23, 2016, December 1, 2016; April 7, 2017, December 15, 2017, and April 11, 2018, along with any related other press releases or shareholder communications describing our financial statements for those same periods. The Audit Committee has discussed these matters with its independent accountants.

In addition, a committee of independent directors of our Board, with the assistance of outside counsel, has been investigating allegations raised by a former senior executive of our company. The Company has received emails and been contacted by counsel purporting to be acting on behalf of a former senior executive of our company advancing allegations regarding the circumstances surrounding the executive's departure from the company, changes in the shareholding, leadership and control of our controlling shareholder RPL Holdings Ltd., including the authority of signatories on associated documents, changes in the shareholding of FL Mobile Jiutian Technology Co., Ltd., and other subsidiaries, our company's sale of interest in certain affiliated entities and the consideration paid by the purchasers, our company’s internal controls, including  with respect to cash and associated related party transactions, administrative expenses, including executive compensation, and our Board’s investigation into and our public disclosures about these issues.

The Company will provide the updated financial statements and disclosures as soon as the review process is completed.

About Link Motion Inc.

Link Motion Inc. ("Link Motion" or the “Company” NYSE: LKM) is a leading smart car and smart ride company. Link Motion's portfolio of offerings includes enabling technology solutions and secure connected carputers for the ecosystem of car businesses, consumer ride sharing services, as well as legacy mobile security, productivity and other related applications. For more information on Link Motion, please visit www.lkmotion.com.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Media & Investor Relations

MZ North America

Chris Tyson

Managing Director

949-491-8235

LKM@mzgroup.us

www.mzgroup.us

Luke Zimmerman

Senior Associate

949-259-4987

LKM@mzgroup.us

www.mzgroup.us